UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 5 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,617,700
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,617,700
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,617,700
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 5 PAGES
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       The Schedule 13D filed on February 21, 2006 by JANA Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and restated as follows:

       As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 2,617,700 Shares. The aggregate purchase price of the Shares owned beneficially by the Reporting Person is approximately $152,374,946. Such Shares were acquired with investment funds in accounts under management.

Item 4.       Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended and restated as follows:

       The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Person may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

       On April 17, 2006, following earlier discussions between representatives of the Reporting Person and the Issuer regarding the Issuer's strategic direction and related matters, the Reporting Person's Managing Partner, Barry Rosenstein, sent a letter to the Board of Directors of the Issuer, which letter set forth the Reporting Person's belief that the Issuer should use the proceeds from its recent disposition of certain assets to repurchase shares of its common stock and addressed related matters. The Reporting Person also expressed its belief that the Issuer should explore strategic alternatives, including a sale. The letter sent by the Reporting Person is attached hereto as Exhibit A and is incorporated herein by reference. The Reporting Person intends to continue discussions regarding these matters with representatives of the Issuer.

       Except as set forth herein, neither the Reporting Person nor the Principals have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 5 PAGES
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Item 5.       Interest in Securities of the Company.

    Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 29,071,130 Shares outstanding, which is the total number of Shares outstanding as of March 9, 2006 as reported in the Issuer's proxy statement pursuant to Section 14(a) of the Securities and Exchange Act dated March 17, 2006.

        As of the close of business on April 13, 2006, the Reporting Person may be deemed to beneficially own 2,617,700 Shares constituting approximately 9.0% of the Shares outstanding.

        (b) The Reporting Person has sole voting and dispositive powers over the 2,617,700 Shares reported herein, which powers are exercised by the Principals.

        (c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the transactions in the Shares were effected in open market purchases on the NYSE through various brokerage entities.


       Date of
     Transaction                    Shares Purchased (Sold)                    Price Per Share
--------------------- -------------------------------------------------- ------------------------------
       2/27/2006                           (100,000)                                $59.78
       2/27/2006                           (18,600)                                 $59.76
       2/28/2006                           (180,000)                                $58.68
       3/1/2006                            (112,000)                                $56.54
       3/3/2006                Options to Purchase 92,000 shares            $50.00 (Exercise Price)
       3/3/2006                Options to Purchase 8,000 shares             $50.00 (Exercise Price)
       3/3/2006                Options to Purchase 50,000 shares            $50.00 (Exercise Price)
       3/6/2006               Options to Purchase 138,000 shares            $50.00 (Exercise Price)
       3/6/2006                Options to Purchase 12,000 shares            $50.00 (Exercise Price)
       3/9/2006                            (100,000)                                $50.18
       3/10/2006                           (100,000)                                $50.03
       3/10/2006                             (600)                                  $49.83
       3/13/2006                           (50,000)                                 $50.86
       3/14/2006                            35,000                                  $51.18
       3/14/2006                            40,000                                  $51.17
       3/17/2006             Options Exercised for 322,000 Shares           $50.00 (Exercise Price)
       3/17/2006              Options Exercised for 28,000 Shares           $50.00 (Exercise Price)
       3/17/2006              Options Exercised for 50,000 Shares           $50.00 (Exercise Price)
       4/3/2006             Options Exercised for 1,837,000 Shares          $30.00 (Exercise Price)
       4/10/2006                            25,000                                  $54.21
       4/10/2006                            75,000                                  $54.26
Note:  Options exercisable for 50,000 shares have expired.


Item 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

1.   Exhibit A - Letter from the Reporting Person to the Issuer's Board of
                 Directors, dated April 17, 2006.

2.   Exhibit B - Press release dated April 17, 2006.

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 5 OF 5 PAGES
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                                   SIGNATURES



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 17, 2006



                                               JANA PARTNERS LLC

                                               By: /s/ Barry Rosenstein
                                                   ---------------------------
                                               Name: Barry Rosenstein
                                               Title: Managing Partner

                                               By: /s/ Gary Claar
                                                   ---------------------------
                                               Name: Gary Claar
                                               Title: Managing Director